UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

001-14032
(Commission File Number)

TELECOMUNICAÇÕES BRASILEIRAS S.A. – TELEBRÁS
(Exact name of registrant as specified in its charter)

SCN – Quadra 4 Bloco B Sala 903 – Centro Empresarial Varig
CEP 70.714 -900 – Brasília – DF – Brazil
Telefone: +55 61 415 2537
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Shares, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 31

     Pursuant to the requirements of the Securities Exchange Act of 1934, Telecomunicações Brasileiras S.A –TELEBRÁS has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2005	By:	/s/	Jorge da Motta e Silva

Jorge da Motta e Silva
President and Director of Investor Relations